      As filed with the Securities and Exchange Commission on June 9, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                          MILLER BUILDING SYSTEMS, INC.
                        (Name of Subject Company (Issuer)

                             MODTECH HOLDINGS, INC.
                        (Name of Filing Person (Offeror))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   600404 10 7
                      (CUSIP Number of Class of Securities)

                                 EVAN M. GRUBER
                         CHIEF EXECUTIVE OFFICER MODTECH
                                 HOLDINGS, INC.
                               2830 BARRETT AVENUE
                            PERRIS, CALIFORNIA 92571
                                 (909) 943-4014
                  (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Commnications on Behalf of Filing Person)

                                 WITH A COPY TO:

                                THOMAS D. MAGILL
                           GIBSON, DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800

                            CALCULATION OF FILING FEE

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                                                            Amount of
         Transaction Valuation*                             Filing Fee
--------------------------------------------------------------------------------

            Not applicable                                 Not applicable
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*  Set forth the amount on which the filing fee is calculated and state how it was determined.


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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              MODTECH HOLDINGS, INC. ANNOUNCES PENDING ACQUISITION

Perris, California, June 9, 2000...Modtech Holdings, Inc. (NASDAQ-MODT) today announced that it has entered into an agreement in principle, to acquire 100% of the outstanding stock of Miller Building Systems, Inc. (NASDAQ-MBSI) for $8.05 cash per share and the assumption of long term debt, or approximately $30 million in the aggregate.

Subject to negotiation of a definitive agreement, Modtech will commence a cash tender offer in the near future for all outstanding shares of Miller. All stockholders should read the tender offer statement that will be filed by Modtech, and the solicitation/recommendation statement that will be filed by Miller with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements, as well as other filings containing information about Modtech and Miller, without charge, at the SEC's Internet site (www.sec.gov).

Copies of the tender offer and other Modtech SEC filings can also be obtained, without charge, from Modtech's Corporate Secretary. In addition, copies of the solicitation/recommendation and other Miller SEC filings may also be obtained without charge from Miller's Corporate Secretary.

Miller is a designer, manufacturer of commercial and light industrial modular buildings. Miller had net sales of approximately $65 million and net income of approximately $2.5 million for the fiscal year ended July 3, 1999.

According to Evan Gruber, Chief Executive Officer of Modtech, "Miller operates manufacturing plants in Indiana, New York, Pennsylvania, South Dakota and Vermont. This will result in two key advantages for Modtech. First, it gives us immediate access to several growing educational markets that we feel we can address with our expertise in this field. Second, the expanded geographic presence will allow us better to serve many of our large commercial customers who operate on a national basis."


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"This acquisition also brings a new product line to Modtech. Telecommunications shelters account for half of Miller's revenues. We hope to leverage our manufacturing resources and expand the regional scope of Miller's business and become a national provider of products to the wireless industry."

"We expect the acquisition with Miller to be accretive to earnings in the following year."

Ed Craig, President of Miller, added, "We welcome the opportunity for our company to join Modtech. We believe that the marketing, operating and financial strengths of Modtech will help us in continuing to grow our business. Additionally, we look forward to assisting Modtech in those areas where we have proven expertise."

Some of the statements in this press release may constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statement.

Modtech, Inc. designs, manufactures modular relocatable classrooms and other modular buildings for commercial use.

Contact: Evan M. Gruber, CEO of Modtech, Inc. 909.943.4014 (MODT) http://www.modtech.com